UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
washington, d.c. 20549

form 12b-25

NOTIFICATION OF LATE FILING

SEC FILE NUMBER: 1-14204
CUSIP NUMBER: 35952H 601

(Check One):	☐	Form 10-K	☐	Form 20-F	☐	Form 11-K	☒	Form 10-Q
	☐	Form 10-D	☐	Form N-CEN	☐	Form N-CSR

For Period Ended: April 30, 2019

☐	Transition Report on Form 10-K
☐	Transition Report on Form 20-F
☐	Transition Report on Form 11-K
☐	Transition Report on Form 10-Q

For the Transition Period Ended: _____________________

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates: ____________________

PART I – REGISTRANT INFORMATION

Full Name of Registrant:

FuelCell Energy, Inc.

Former Name if Applicable:

N/A

Address of Principal Executive Office (Street and Number):

3 Great Pasture Road

City, State and Zip Code:

Danbury, Connecticut 06810

PART II – RULES 12b-25(b) and (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

☐	(b)	The subject annual report, or semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-CEN or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

part iii – narrative

State below in reasonable detail why the Form 10-K, 20-F, 11-K, 10-Q, 10-D, N-CEN, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period. (Attach Extra Sheets if Needed).

The Quarterly Report on Form 10-Q for the three months ended April 30, 2019 (the “Quarterly Report”) of FuelCell Energy, Inc. (the “Company”) could not be filed within the prescribed time period without unreasonable effort or expense. The delay in filing is due to (i) the Company’s ongoing process of exploring refinancing alternatives and negotiations with its senior lender, (ii) the recent changes in the Company’s management and the related consideration of any updates to the Company’s internal controls which may be required as a result of those changes, and (iii) management’s continuing review, analysis and assessment of certain financial and other related data and the disclosures required in connection therewith, as described in further detail in the paragraphs below.

Management is continuing to review the Company’s liquidity position and related disclosures. Given the Company’s current liquidity position, management expects to disclose that there is substantial doubt about the Company’s ability to continue to operate as a going concern within one year after the date the Quarterly Report is filed. This analysis is further described in “Part IV – Other Information” below.

In addition, an impairment analysis of certain assets is being finalized given recent decreases in the production rate, the reorganization undertaken during the quarter ended April 30, 2019, and changes in cash flow forecasts. Based on assessments to date, an impairment charge of $2.8 million will be recognized; however, it is possible that additional impairments may be recognized once the analysis is complete.

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Management is also committed to providing sufficient time for its auditors to complete their review in order for the Company to prepare complete filings.

part iv – other information

(1)	Name and telephone number of person to contact in regard to this notification:

Michael S. Bishop

(203) 825-6000

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such reports been filed? If answer is no, identify report(s).

☒	Yes	☐	No

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

☒	Yes	☐	No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and if, appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The Company anticipates reporting total revenues of approximately $9.2 million for the three month period ended April 30, 2019 as compared to total revenues of $20.8 million for the three month period ended April 30, 2018. This anticipated decrease in revenue was primarily a result of the fact that no product revenue was recorded for the three months ended April 30, 2019, whereas product revenue for the three months ended April 30, 2018 was $12.2 million, which included the sale of a 2.8 megawatt fuel cell power plant project located at the waste water treatment facility in Tulare, California.

Pending completion of the impairment analysis, the Company anticipates reporting a gross loss of $3.6 million for the three month period ended April 30, 2019 compared to a gross loss of $0.6 million for the three month period ended April 30, 2018. The increase in the gross loss was primarily a result of a charge for a specific non-commercial construction in process asset related to automation equipment for use in manufacturing with a carrying value of $2.8 million, which was impaired due to uncertainty as to whether the asset will be completed as a result of the Company’s liquidity position and continued low level of production rates.

Pending completion of the impairment analysis, the Company anticipates reporting a net loss attributable to common stockholders of $22.9 million for the three month period ended April 30, 2019 compared to a net loss attributable to common stockholders of $18.2 million for the three month period ended April 30, 2018. The increase in the net loss attributable to common stockholders is primarily attributable to an increase in the gross loss, an increase in administrative and selling expenses primarily relating to legal and consulting costs incurred in connection with the Company’s restructuring and refinancing initiatives, and charges for a warrant exchange and Series D preferred stock deemed dividends, partially offset by Series C preferred stock deemed contributions of $1.6 million for the three month period ended April 30, 2019 compared to Series C preferred stock deemed dividends of $4.2 million for the three month period ended April 30, 2018.

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Pending completion of the impairment analysis, the Company anticipates reporting a net loss per common share of $2.06 for the three month period ended April 30, 2019 as compared to a net loss per common share of $2.74 for the three month period ended April 30, 2018. Net loss per common share is lower due to the increase in shares compared to the prior period. As of April 30, 2019, basic and diluted weighted average shares outstanding was approximately 11.1 million compared to 6.6 million as of April 30, 2018. The net losses per common share reflect a 1-for-12 reverse stock split that was effected on May 8, 2019, and all per share amounts have been adjusted to retroactively reflect this reverse stock split.

The Company anticipates reporting that unrestricted cash and cash equivalents was $14.9 million as of April 30, 2019 compared to $39.3 million as of October 31, 2018, and that restricted cash and cash equivalents was $38.1 million as of April 30, 2019 compared to $40.9 million as of October 31, 2018.

The Company has significant short-term debt and other obligations currently due or maturing in less than one year, which are in excess of the Company’s cash and current asset balance, and the Company has been delaying certain payments to conserve cash. The Company has entered into a series of amendments to its corporate loan agreement with its senior lender Hercules Capital, Inc. (“Hercules”) in order to, among other things, provide for a lower minimum cash covenant and avoid events of default and acceleration of amounts due under the loan agreement. Most recently, Hercules provided an amendment through August 9, 2019. In exchange for this new amendment, the Company has agreed to pay down a portion of the outstanding principal amount in June 2019. As of April 30, 2019, the Company had an accumulated deficit from recurring net losses for the current and prior years. These factors as well as negative cash flows from operating and investing activities raise substantial doubt about the Company’s ability to continue as a going concern.

Management has plans to alleviate the substantial doubt. These plans include exploring refinancing alternatives for the Company’s senior secured credit facility with Hercules. However, the Company may not be able to obtain such refinancing on acceptable terms, or at all. If the Company is not able to consummate such a refinancing transaction by August 9, 2019, and if Hercules is not willing to provide further accommodations, the Company could default on its obligations under its senior secured credit facility with Hercules, which would trigger additional defaults under other agreements. Other plans include implementing cost reduction measures such as the reduction in force implemented in April, increasing sales activity related to the Company’s products, and negotiating and entering into advanced technology research and development contracts. The Company may also consider licensing certain of its technology, sales of intellectual property and other assets, and/or sales of common stock directly to investors or through the Company’s at-the-market sales plan (which is subject to contractual requirements, trading windows and market conditions) to raise capital in the future.

The terms of any financing and other measures to obtain funds that may be undertaken by the Company may adversely affect the holdings or the rights of the Company’s stockholders. If the Company is unable to obtain funding, the Company could be forced to delay, reduce or eliminate some or all of its research and development efforts and commercialization efforts and sell intellectual property and other assets, which could adversely affect its business prospects, or the Company may be unable to continue operations. Although management continues to pursue these plans, there is no assurance that the Company will be successful in obtaining sufficient funding on terms acceptable to the Company to fund continuing operations, if at all. Based on its recurring losses from operations, expectation of continuing operating losses for the foreseeable future, and need to raise additional capital to finance its future operations, the Company has concluded that there is substantial doubt about its ability to continue as a going concern for a period of one year after the date that the financial statements are issued.

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The Company’s financial statements do not include any adjustments that might result from the outcome of this uncertainty. Accordingly, the financial statements have been prepared on a basis that assumes the Company will continue as a going concern and which contemplates the realization of assets and satisfaction of liabilities and commitments in the ordinary course of business.

The financial results presented above are preliminary, subject to completion of the reviews, analyses, and assessments described in “Part III – Narrative” above and the issuance of the Company’s financial statements as of and for the three months ended April 30, 2019. The Company’s final financial results could differ from its preliminary financial results. The Company’s final financial results will be set forth in the Company’s Quarterly Report.

This Form 12b-25 contains certain “forward-looking statements” relating to, among other things, the Company, the Quarterly Report, and the Company’s business, plans, results and operations. All statements, other than statements of historical fact included herein, are “forward-looking statements,” including, but not limited to, statements regarding the timing, duration, and outcome of the Company’s and its auditor’s work in connection with completing certain reviews, analyses, and assessments in connection with the Quarterly Report, the results of such reviews, analyses, and assessments, the timing of filing of the Quarterly Report, the Company’s plans to alleviate substantial doubt about the Company’s ability to continue as a going concern, and the Company’s expectations with respect to future performance, plans, results and operations. Forward-looking statements are often identified by the use of forward-looking terminology, such as “expects,” “anticipates,” “estimates,” “projects,” “intends,” “plans,” “believes,” “predicts,” “should,” “will”, “could”, “would”, “may”, “forecast” or similar expressions, and involve known and unknown risks and uncertainties that could cause the Company’s actual results to differ materially from any future results expressed or implied by the forward-looking statements. Although the Company believes that the expectations reflected in these forward-looking statements are reasonable, they do involve assumptions, risks, and uncertainties, and these expectations may prove to be incorrect. Such risks and uncertainties include, but are not limited to, other events that may require the attention of the Company’s management, the timing of the process of finalizing the Quarterly Report and undertaking various reviews, analyses, and assessments in connection with the Quarterly Report, the Company’s ability to implement its plans to alleviate substantial doubt about its ability to continue as a going concern, and other events, factors and risks previously and from time to time disclosed in the Company’s filings with the Securities and Exchange Commission. Investors should not place undue reliance on these forward-looking statements, which speak only as of the date of this filing. The Company disclaims any intention or obligation to update or revise any forward-looking information, whether as a result of new information, future events, or otherwise, except as required by applicable securities laws. The information contained in this filing is made as of the date hereof, even if subsequently made available by the Company on its website or otherwise.

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FuelCell Energy, Inc. has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: June 11, 2019	By:	/s/ Michael S. Bishop
Michael S. Bishop
Executive Vice President, Chief Financial Officer, and Treasurer

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